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October 25, 2017 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-6010	Barcelona Beijing Boston Brussels Century Chicago City Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh Rome San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Attention:	Frank Wyman
Lisa Vanjoske
Irene Paik
Erin Jaskot

Re:	Ascendis Pharma A/S
Form 20-F for the Fiscal Year Ended December 31, 2016
Filed March 22, 2017
File No. 001-36815

Ladies and Gentlemen:

On behalf of Ascendis Pharma A/S (the “Company”), we are hereby responding to the comment letter to the Company’s Form 20-F for the fiscal year ended December 31, 2016 received on September 26, 2017 from the staff of the Commission (the “Staff”). We have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Form 20-F for the Fiscal Year Ended December 31, 2016

Business Overview

TransCon product candidate pipeline, page 61

1.	We note that the product candidate pipeline chart on your website indicates that you have completed Phase 2 clinical trials for TransCon hGH for the treatment of adult growth hormone deficiency. However, we note that you have not separately listed pediatric and adult growth hormone deficiency as indications in your pipeline chart in the Form 20-F and you do not provide any disclosure about your completed clinical trials for adults. With a view toward disclosure in future filings, please tell us why you do not include disclosure about TransCon hGH for adult growth hormone deficiency and your future development plans for this product candidate.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has updated the pipeline chart on its website to align with the pipeline chart in the Company’s most recent filings with the Securities and Exchange Commission. The Company has further clarified in its pipeline chart that TransCon hGH is in phase 3 for pediatric growth hormone deficiency. For reference, please see Annex A to this response letter for the Company’s updated pipeline chart.

The Company is currently focused on completing a phase 3 clinical trial of TransCon hGH for pediatric growth hormone deficiency, in addition to pursuing the research and development of the Company’s other product candidates. Given these focus areas, the Company has not specifically been pursuing the development of TransCon hGH for adult growth hormone deficiency and, for this reason, the Company has focused its TransCon hGH disclosures on its ongoing pediatric trials of TransCon hGH. Accordingly, the Company believes its current disclosures with respect to its TransCon hGH program for pediatric growth hormone deficiency are aligned with its current area of focus. If in the future the Company evaluates and decides to pursue additional trials that are determined to be necessary or appropriate to achieve regulatory approval of TransCon hGH for adult growth hormone deficiency or any other indication for which TransCon hGH may be a treatment, it expects to add appropriate disclosures regarding such additional indications.

Consolidated Statements of Financial Position, page F-4

2.	Tell us why you present retained earnings when you are incurring losses and why you do not present share premium separate from retained earnings and share capital for capital increases.

Response: The Company respectfully acknowledges the Staff’s comment. Retained earnings include all accumulated profits and losses and share premiums since the Company’s inception and, as such, represent a net positive amount. As the Company has stated in Note 2 to its Financial Statements included in its Annual Report for the year ended December 31, 2016, “[r]etained earnings include the accumulated profit or loss as well as share premium comprising the amount received, attributable to shareholders’ equity, in excess of the nominal amount of the shares issued at the parent company’s capital increases, reduced by any expenses directly attributable to the capital increases.” The Company believes that the most appropriate term for such combined positive balance is “retained earnings” to reflect the nature of the accumulated balance, as disclosed in Note 2 to the Company’s Financial Statements included in its Annual Report for the year ended December 31, 2016.

The Danish Financial Supervisory Authority (the “Danish FSA”) concluded in a ruling from 2011 [Comendo A/S – Decision regarding the IFRS annual report for 2008/09] that the presentation of share premium in an annual report shall be based on the requirements of the Danish company law, according to which share premium is an unrestricted reserve that is available to be distributed as dividends to a company’s shareholders. In this 2011 ruling, the Danish FSA concluded that share premium can be included in retained earnings when presented in financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). IFRS does not require the use of a separate line item presentation for share premium; rather, paragraphs 77 and 78 of International Accounting Standard 1 encourage entities to consider the size, nature and function of the line items in its statement of financial position and present sub-classifications that are considered appropriate to an entity’s operations. Given the prior ruling by the Danish FSA and the requirements of IFRS, the Company believes it is appropriate to include share premiums in retained earnings because share premium is a reserve that is not restricted and it is common for Danish companies reporting under IFRS to include share premium in retained earnings, rather than as a separate reserve.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3043 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Mark V. Roeder
Mark V. Roeder of LATHAM & WATKINS LLP

cc:	Scott T. Smith, Ascendis Pharma A/S

Michael Wolff Jensen, Ascendis Pharma A/S

Annex A

Updated Pipeline Chart

Ascendis Internal Endocrinology Pipeline

Current/Potential Strategic Collaborations

[1]	Based on market data and company estimates.
[2]	TransCon Growth Hormone is in phase 3 for pediatric growth hormone deficiency.
[3]	Includes all indications.
[4]	Based on treatment of ~25% of the U.S. patient population of ~77,000 patients